UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

28 October 2011

Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure:  "Director Declaration"

CRH plc

28th October 2011

Pursuant to paragraph 6.6.7 of the Listing Rules, CRH plc hereby notifies the following in relation to Mr. Ernst Bärtschi, who was appointed a Director of the Company on 26th October 2011:

(a) Mr. Bärtschi is a director of Bucher Industries AG. He has not been a director of any other publicly listed company in the last five years.

(b) There are no details requiring disclosure for Mr. Bärtschi under paragraph 6.6.7 (2) to (6).

Contact:

Neil Colgan
Company Secretary
Tel: 00 3531 6344340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date   28 October, 2011

By:___/s/Maeve Carton___
M. Carton
Finance Director